Mail Stop 3561

 						July 5, 2005


Ms. Laura Beth Butler
Chief Financial Officer
First Citizens Bancshares, Inc.
P.O. Box 370
First Citizens Place
Dyersburg, TN 38025-0370

	RE:	First Citizens Bancshares, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 17, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 0-11709

Dear Ms. Butler:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for Fiscal Year Ended December 31, 2004

Note 1 - Summary of Significant Accounting and Reporting Policies

Basis of Presentation, page 38
1. On page 4, you disclose that you hold a 50% ownership interest in both White and Associates/First Citizens Insurance, LLC and First Citizens/White and Associates Insurance Company, which are accounted for by the equity method. As such, please revise your basis of presentation disclosure in Note 1 to include a discussion of your consolidation policy with respect to your equity method investments.
In doing so, please specifically identify where the equity in earnings related to these investments is disclosed on the income statement.

Note 3 - Investment Securities, page 40
2. The transaction in which you swap a fixed cash flow for a variable cash flow, disclosed on page 42, appears to increase rather than decrease your exposure to changes in cash flows. Therefore, this transaction appears to represent a fair value hedge under SFAS 133.
Please tell us why you believe this transaction satisfies the criteria for designation as a cash flow hedge, or revise accordingly.

Item 9A. Controls and Procedures, page 56
3. We note your statement that the chief executive officer and chief
financial officer have concluded that the company`s disclosure controls and procedures are effective "with no material deficiencies that could adversely affect Bancshares ability to report accurate
and
comprehensive financial information to investors." Given this qualifying language, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls
and procedures.   Please amend your Form 10-K for fiscal year
ended
December 31, 2004 and your Form 10-Q for fiscal quarter ended
March
31, 2005 to incorporate the above changes.

Exhibits 31.1 and 31.2

4. Please eliminate reference to the titles, chief executive officer and chief financial officer, in the introductory paragraph of the
Section 302 certifications.  Refer to Item 601(b)(31) of
Regulation
S-K.


*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sarah Goldberg, Staff Accountant, at (202)
551-
3340 or me at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							George Ohsiek
					Branch Chief



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Ms. Butler
First Citizens Bancshares, Inc.
July 5, 2005
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